Exhibit 99.1

News Release

Orla Mining Closes Acquisition of Contact Gold

VANCOUVER, BC, April 29, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") and Contact Gold Corp. (TSXV: C) ("Contact") are pleased to announce that Orla has completed the previously announced acquisition of Contact by way of court-approved plan of arrangement (the "Transaction").

As a result of the completion of the Transaction, Orla acquired all of the issued and outstanding Contact Gold common shares (the "Contact Shares") and Contact became a wholly-owned subsidiary of Orla. Former Contact Gold shareholders received, in exchange for each Contact Share held immediately prior to the effective time of the Transaction, 0.0063 of an Orla common share under the terms of the Transaction. The Contact Shares will be delisted from the TSX Venture Exchange and an application has been made for Contact to cease to be a reporting issuer in all of the provinces and territories of Canada, other than Quebec.

Contact's key asset is the 100%-owned Pony Creek property, a 4,500-hectare exploration land package, strategically located adjacent to Orla's South Railroad property in the heart of the Carlin trend in Nevada. Contact also owns the Green Springs property located in the southern end of the Cortez trend. Green Springs is an early-stage exploration project which is subject to an earn-in right held by Centerra Gold Inc. ("Centerra"), whereby Centerra has the right to acquire 70% of the project through completion of a four-year, $10.0 million exploration program. Orla has begun integrating Pony Creek into the Company's exploration activities and intends to increase the exploration budget by $3.0 million to enhance continued exploration efforts of the Company. This additional expenditure will increase the total 2024 exploration spend at South Railroad to $14.0 million.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 130,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company's exploration budget for 2024. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: Please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 03:00e 29-APR-24